                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                             Abacan Resource Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                    00291910
                           -------------------------
                                 (CUSIP Number)

                    Mary T. Lomasney, Director of Compliance
                   State Street Research & Management Company
                     One Financial Center, Boston, MA 02111
                                 (617) 357-1398
                              -------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                July 13, 1999
                          ---------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(E), 13d-1(F) or 13d-1(G), check the following box [X].

The following changes have been made to the 13D filed on February 12, 1999:

Page 2: Items 7, 9, 11 and 13 have been revised as follows:

| |----------------|-----|-----------------------------------------------------
| |                |  7  |   SOLE VOTING POWER
| |                |     |   13,904,934
| |   NUMBER OF    |-----|-----------------------------------------------------
| |     SHARES     |  8  |   SHARED VOTING POWER
| |  BENEFICIALLY  |     |   0
| | OWNED BY EACH  |-----|-----------------------------------------------------
| |   REPORTING    |  9  |   SOLE DISPOSITIVE POWER
| |     PERSON     |     |   14,561,334
| |      WITH      |-----|-----------------------------------------------------
| |                |  10 |   SHARED DISPOSITIVE POWER
| |                |     |   0
| |----------------------------------------------------------------------------
| |   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
| |         |
| |         |  14,561,334
| |---------|------------------------------------------------------------------
| |   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
| |         |
| |         |  12.03%
| |---------|------------------------------------------------------------------


Page 3: Items 11 and 13 are changed as follows:
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  324,200
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  .27%                                                            |
|---------|------------------------------------------------------------------|


Page 4: The last paragraph of ITEM 2. IDENTITY AND BACKGROUND. is revised in its entirety to read as follows:

Certain other employees of SSR hold approximately 542,700 Shares; those employees and Shares are not included in this filing for any purposes.

Page 5: The third paragraph of ITEM 4. PURPOSE OF TRANSACTION. is revised in its entirety to read as follows:

      SSR made a proposal in February, 1999 to the Company for SSR to acquire up to approximately $1.5 million of additional securities in a private placement with the Company on behalf of one or more of the Managed Accounts. The private placement would be subject to a number of conditions, including but not limited to, conditions relating to registration rights, the sale of additional securities by the Company to other investors, arrangements to be made by the Company with creditors, changes in the composition of the Board of Directors of the Company, the accomplishment of certain business transactions, expense and operational goals, negotiation of related terms, and satisfactory documentation. On July 13, 1999, a Managed Account acquired 3,333,334 additional shares for $500,000.10. There is no assurance that additional investment in any amount with the Company will be made.

Page 6: ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. is revised to include the following:

                  See Attachment D

Page 9: ATTACHMENT B TO SCHEDULE 13D is revised as follows:


I. SSR Managed Accounts


Dollar Amount                 $29,317,851

Shares                        14,561,334

Power to Vote or
Direct Vote
      Sole Power              13,904,934 (a)
      Shared Power            0 (a)

Power to Dispose or
Direct Disposition
      Sole Power              14,561,334 (a)
      Shared Power            0 (a)

II. Daniel J. Rice, III

Dollar Amount                 $246,818

Shares                        324,200

Power to Vote or
Direct Vote
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Power to Dispose or
Direct Disposition
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Aggregate Shares              14,885,534

Total Shares Outstanding
Per Company's Filing          121,037,504

Aggregate as Percentage
Of Outstanding Shares         12.30%

Notes to power to vote and/or dispose

(a)   held by SSR
(b)   held by Daniel J. Rice, III

ATTACHMENT D TO SCHEDULE 13D

                        SUBSCRIPTION AGREEMENT FACE PAGE


                          ABACAN RESOURCE CORPORATION
                       3050 POST OAK BOULEVARD, SUITE 699
                                 HOUSTON, TEXAS
                                    77056

                                   (The "Corporation

PURCHASED SECURITY                                   Common Shares.

PRICE PER COMMON SHARE                               U.S. $0.15

NUMBER OF COMMON SHARES                              3,333,334
         SUBSCRIBED FOR

TOTAL SUBSCRIPTION PRICE                             U.S. $500,000.10


                          PARTICULARS OF SUBSCRIBER

NOTE: THE SUBSCRIBER MUST PROVIDE THE INFORMATION REQUESTED ON THIS FACE PAGE, SIGN AND COMPLETE EACH OF THE AGREEMENT AND THE PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING (SCHEDULE "A" HERETO) AND RETURN ONE FULLY EXECUTED COPY TO THE CORPORATION AT THE ADDRESS SPECIFIED ABOVE.


If a Corporation:
  Metropolitan Insurance Company Separate Account EN


BY STATE STREET RESEARCH & MANAGEMENT COMPANY
Full Corporate Name

ONE FINANCIAL CENTER
Head Office Address

BOSTON, MA   02111
City                                      State Zip Code

MARY T. LOMASNEY
Attention

617-357-1398   617-988-7598
Telephone                                 Telecopier

THE SECURITIES TO WHICH THIS AGREEMENT RELATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS, OF ANY STATE OF THE UNITED STATES. SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED IN THE UNITED STATES OR BY OR ON BEHALF OF U.S. PERSONS (AS DEFINED THEREIN) WITHOUT REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

                    PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
                                (United States)

                                                         PERSONAL & CONFIDENTIAL
TO:     ABACAN RESOURCE CORPORATION
        3050 POST OAK BOULEVARD, SUITE 699
        HOUSTON, TEXAS
        77056


                            PURCHASE OF COMMON SHARES

     The undersigned (the "Subscriber") hereby subscribes to purchase 3,333,334 SHARES of common stock ("Shares") of Abacan Resource Corporation ("Corporation"), at a price of $0.15 per Share ("Subscription Price"). Upon acceptance of this Subscription Agreement by the Corporation, the undersigned shall, within five business days of such acceptance, tender immediately available funds by wire transfer or an official bank check made payable to the order of the Corporation in the amount of $500,000.10 ("Subscription Consideration") against delivery of the certificates representing the Shares in full and complete payment of the Subscription Price.

CONDITIONS PRECEDENT OF SUBSCRIBER. The Subscriber shall have no obligation to complete the purchase of Shares of the Corporation as contemplated under this Subscription Agreement unless Davis Skaggs Investment Management (or an account managed by such firm) subscribes for and purchases an identical amount of shares pursuant to the terms of a subscription agreement substantially identical to this Subscription Agreement.

INVESTMENT REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER. The Subscriber hereby represents and warrants to the Corporation as follows:

     The acquisition of the Shares by the Subscriber is for the Subscriber's own account, is for investment purposes, and is not with a view to, or for offer or sale for the Corporation in connection with, the distribution of any of the Shares. The Subscriber is not participating and does not have a participation in any such distribution or the underwriting of any such distribution.

     The Subscriber has no present intention of selling or otherwise disposing of any of the Shares in violation of applicable securities laws.

     Each Subscriber hereby represents that it is an accredited investor as such term is defined in Rule 501(a) (17 C.F.R. Section 230.501(a)) of Regulation D promulgated under the Securities Act of 1933, as amended ("Securities Act").

GENERAL REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER. The Subscriber hereby further represents and warrants to the Corporation as follows:

     The Subscriber is aware that no federal or state governmental authority has made any finding or determination as to the fairness of an investment in the Shares, or any recommendation or endorsement with respect thereto.

     The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of this investment and protecting the Subscriber's interests in connection with this investment.

     The Subscriber is able to bear the economic risk of the investment in the Shares, including the risk of total loss of such investment.

     The Subscriber acknowledges that it has had access to information regarding the business, assets, operations, financial condition and results of operations of the Corporation and has been provided a reasonable opportunity to ask questions of and receive answers from representatives of the Corporation regarding such matters. The Subscriber further acknowledges that it is experienced in investing in Corporations engaged in the business of exploring for and producing oil, gas, casinghead gas, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined from these substances ("Hydrocarbons") and is aware that prices for Hydrocarbons are volatile and that such volatility could significantly and adversely affect the Corporation.

GENERAL REPRESENTATIONS AND WARRANTIES OF THE CORPORATION. The Corporation hereby represents and warrants to the Subscriber as follows:

     ORGANIZATION. The Corporation (i) is a corporation duly organized, validly existing and in good standing under the laws of Alberta, Canada, and is authorized to exercise its corporate powers in such province and
          (ii) is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a material adverse effect on the business or assets of the Corporation taken as a whole. The Corporation has the corporate power and authority to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted, to execute, deliver and perform this Subscription Agreement and to issue, sell and deliver the Shares.

     AUTHORIZATION. The execution and delivery by the Corporation of this Subscription Agreement, the performance by the Corporation of its obligations hereunder and the issuance, sale and delivery of the Shares have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Articles of Incorporation of the Company, as amended (the "Articles") or the By-Laws of the Company, as amended, and will not result in a material violation of any provision of any indenture, agreement or other instrument to which the Corporation, or any of its properties or assets, is bound, or materially conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a material default under any such indenture, agreement or other instrument, other than breaches or defaults which have been waived in writing, or result in the creation or imposition of any license, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of the Corporation which would have a material adverse effect on the Company on a consolidated basis other than as a result of the transactions contemplated by this Subscription Agreement.

     PREEMPTIVE RIGHTS. The issuance, sale or delivery of the Shares is not subject to any preemptive right of stockholders of the Corporation or to any right of first refusal or other right in favor of any person that has not been waived.

     BINDING OBLIGATION. This Subscription Agreement has been duly executed and delivered by the Corporation and constitutes the legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms. The Shares, when executed and delivered in accordance with this Subscription Agreement, will constitute the legal, valid and binding obligations of the Corporation, enforceable in accordance with their respective terms.

     GOVERNMENTAL APPROVALS. Subject to the accuracy of the representations and warranties of the Subscriber set forth in Sections 1 and 2 hereof, no registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by the Corporation of this Subscription Agreement or the issuance, sale and delivery of the Shares.


     SEC DOCUMENTS AND FINANCIAL STATEMENTS. Since January 1, 1999, the Corporation has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "SEC Documents") including its Annual Report on Form 10-KSB for the year ended December 31, 1998 as amended (the "1998 Form 10-KSB") (all of the foregoing filed prior to the date hereof being hereinafter referred to herein as the "SEC Documents"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and none of the SEC Documents (when read together with all exhibits included therein and financial statement schedules thereto and documents, other than exhibits incorporated by reference) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

COMPLIANCE WITH SECURITIES LAWS. The Subscriber acknowledges, understands and agrees that the following limitations and restrictions are applicable to the purchase, resale and distribution of the Shares:

     The Subscriber must hold the Shares and bear the economic risk of his investment in the Corporation for an indefinite period of time, because the Shares have not been registered under the Securities Act or the securities laws of any state and, therefore, cannot be sold unless they subsequently are registered under the Securities Act and any applicable state securities laws or exemptions from registration thereunder are available. The Subscriber further understands that only the Corporation can take action to register the Shares.

     The Corporation will place legends on the certificates representing the Shares in substantially the following forms:

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144(K) OF RULE 144A OF SUCH ACT.

          THIS CERTIFICATE IS NOT TRANSFERABLE TO ANY RESIDENT OF THE PROVINCE OF ONTARIO OR ELSEWHERE IN CANADA UNTIL (ONE YEAR FROM CLOSING DATE) EXCEPT PURSUANT TO AN EXEMPTION FROM THE PROSPECTUS REQUIREMENTS CONTAINED IN APPLICABLE CANADIAN SECURITIES LEGISLATION.

BINDING AGREEMENT. Upon acceptance by the Corporation, this Subscription
     Agreement will be a valid and binding agreement of the Subscriber and will be enforceable against the Subscriber in accordance with its terms.

SURVIVAL. All representations, warranties, understandings, covenants and agreements contained in this Subscription Agreement shall survive the acceptance of this Subscription Agreement by the Corporation, the delivery of the Shares to the Subscriber, and the death or disability of the Subscriber.

GOVERNING LAW. This Subscription Agreement shall be governed by, construed under, and enforced in accordance with the laws of the State of Texas.

STATE LEGENDS. If the Subscriber is a resident of the State of New York, the Subscriber must read the legend set forth below:

     NO INFORMATION REGARDING THIS OFFERING HAS BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REGISTRATION RIGHTS. The Corporation agrees that it shall use its best reasonable efforts to file a registration statement covering the shares with the Securities Exchange Commission within nine months of the date of this Subscription Agreement and to seek effectiveness of such registration statement as soon as possible thereafter.

CLOSING PROCEDURE. The Corporation shall, within three business days from the date of acceptance of this Subscription Agreement, forward to the Subscriber via courier, share certificates of the Corporation registered in the name of the Subscriber representing the Shares subscribed for. The Corporation shall advise the Subscriber in writing via facsimile that the Shares have been forwarded to the Subscriber. Within two business days of receipt of the Shares, the Subscriber shall wire or cause to be wired the Subscription Consideration to the designated account of the Corporation.

     Concurrent with forwarding the share certificates to the Subscriber, the Corporation shall also forward share certificates to Davis Skaggs Investment Management representing the Shares subscribed for by Davis Skaggs Investment Management. Davis Skaggs Investment Management shall be required under the terms of the subscription agreement between it and the Corporation to wire or cause to be wired the Subscription Consideration set out in its subscription agreement with the Corporation to the Corporation within two business days of receipt of the shares being subscribed for by Davis Skaggs Investment Management.

     The Corporation agrees that it shall receive the Subscription Consideration from the Subscriber in trust and shall not use or release the Subscription Consideration until (1) the Corporation is in receipt of the full subscription consideration from Davis Skaggs Investment Management and (2) has notified the Subscriber in writing that it has received the Davis Skaggs Investment Management subscription consideration. Upon so doing, the Subscription Consideration shall be fully available to the Corporation.

     In the event that the full Subscription Consideration is not received from Davis Skaggs Investment Management within 5 business days of the provision of the share certificates thereto, the Corporation shall notify the Subscriber and shall, upon request of the Subscriber, return the Subscription Consideration on the condition that the share certificate previously delivered to the Subscriber be forthwith returned to the Corporation.

ORAL REPRESENTATIONS. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (collectively, the "Constituent Documents"), (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person or entity any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise. Each party to this Agreement agrees that (i) no other party to this Agreement (including its agents and representatives) has made any representation, warranty, covenant or agreement to or with such party relating to the Acquisition, other than those expressly set forth in the Constituent Documents, and (ii) such party has not relied upon any representation, warranty, covenant or agreement relating to the Acquisition, other than those referred to in clause (i) above.


           The balance of this page has been intentionally left blank

     The closing and purchase and sale date shall be deemed to be the date this Agreement is agreed to and accepted by Corporation, plus five business days.

                         Metropolitan Insurance Company Separate
                         Account EN by State Street Research &
                          Management Company

                         By:    /s/ James M. Weiss
                               --------------------------------------------

                         Name:  James M. Weiss
                               --------------------------------------------

                         Title:  Executive Vice President
                               --------------------------------------------

                         Taxpayer Identification Number of
                         Subscriber:  04-2831986
                                    ---------------------------------------

                         Address of principal executive office:
                         One Financial Center
                         --------------------------------------------------
                         Boston, MA   02111
                         --------------------------------------------------

                         Telephone number of principal executive office
                           (including area code):
                         (617) 357-1200
                         --------------------------------------------------



AGREED AND ACCEPTED:

Abacan Resource Corporation


By: /s/ Timothy T. Stephens
   -------------------------
         Timothy T. Stephens
         President


July 6, 1999

                                  APPENDIX "A"

                           THE TORONTO STOCK EXCHANGE
                 PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

INSTRUCTION: SUBSCRIBERS MUST ANSWER EACH QUESTION HEREIN. IF THE ANSWER IS "NO" OR "NOT APPLICABLE" PLEASE STATE SO.

To be completed by each private placement purchaser of listed securities or securities (including debt securities) which are convertible in to listed securities.


                                  QUESTIONNAIRE

1.       DESCRIPTION OF TRANSACTION

         (1)      Name of Issuer of the Securities
                  Abacan Resource Corporation
                  -------------------------------------------------------------

         (2)      Number and Class of Securities to be Purchased
                  3,333,334 shares - Private Placement
                  -------------------------------------------------------------

         (3)      Purchase Price U.S. $0.15
                                 ----------------------------------------------

2.       DETAILS OF PURCHASER

         (1)      NAME OF PURCHASER:
                  METROPOLITAN INSURANCE COMPANY SEPARATE ACCOUNT EN
                  -------------------------------------------------------------
                  By State Street Research & Management Company
                  -------------------------------------------------------------

         (2)      Address:          One Financial Center
                                    -------------------------------------------
                                    Boston, MA   02111
                                    -------------------------------------------

         (3) NAMES AND ADDRESS OF PERSONS HAVING A GREATER THAN 10% BENEFICIAL INTEREST IN THE PURCHASER
                  The purchaser is an insurance company separate account and is
                  -------------------------------------------------------------
                  legally owned by Metropolitan Life Insurance Company.
                  -------------------------------------------------------------

3.       RELATIONSHIP TO ISSUER

         (1) Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the ONTARIO SECURITIES ACT (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider.
                            No
                  -------------------------------------------------------------

         (2) If the answer to (a) is no, are the purchaser and the issuer controlled by the same person or company? If so, give details
                            No
                  -------------------------------------------------------------

4.       DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

         Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof.

                None
-------------------------------------------------------------------------------

                                   UNDERTAKING

To:  The Toronto Stock Exchange

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned understands that The Toronto Stock Exchange may require a six month hold period to be applied to the securities and the undersigned agrees and acknowledges that if The Toronto Stock Exchange shall impose such requirement, then the undersigned shall be considered by signing hereto to have an undertaken not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of six months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior written consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED AT 2nd this 2nd day of July, 1999.


                             Metropolitan Insurance Company
                             Separate Account EN by State Street
                             Research & Management
                             --------------------------------------------------
                             (Name of Purchaser - please print)

                             /s/ James M. Weiss
                             --------------------------------------------------
                             (Authorized Signature)

                             Executive Vice President
                             --------------------------------------------------
                             (Official Capacity - please print)

                             James M. Weiss
                             --------------------------------------------------
                             (please print name of individual whose signature appears above, if different from name of purchase printed above)